Exhibit 99.6

PORFIRIO CABALEIRO RODRIGUEZ
Mining Engineer and Director
GE21 Consultoria Mineral
Avenida Afonso Pena, 3130 - 12º andar
Belo Horizonte, Minas Gerais, Brazil, CEP 30.130-910

CONSENT OF QUALIFIED PERSON

I, Porfirio Cabaleiro Rodriguez, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project: Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 1 DFS and Phase 2 PFS update of the NI 43-101 Technical Report”, (the “Technical Report”) with an effective date of 24th February, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated April 11, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 25th day of May 2022.

“Porfirio Cabaleiro Rodriguez”
Porfirio Cabaleiro Rodriguez, BSc. (MEng) Senior Director GE21 Consultoria Mineral, FAIG #3708